UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

1.	Approval of Financial Statements for the 40th Fiscal Year : Approved as originally submitted

The 40th Fiscal Year (Fiscal Year ended December 31, 2023) (in millions of Won, except for basic earnings per share)

Consolidated	- Total Assets	30,119,227	- Operating Revenue	17,608,511
	- Total Liabilities	17,890,828	- Operating Income	1,753,204
	- Share Capital	30,493	- Profit for the Year	1,145,937
	- Total Equity	12,228,399	- Basic Earnings per Share (Won)	4,954

Separate	- Total Assets	24,995,932	- Operating Revenue	12,589,220
	- Total Liabilities	14,559,839	- Operating Income	1,455,870
	- Share Capital	30,493	- Profit for the Year	1,059,750
	- Total Equity	10,436,093	- Basic Earnings per Share (Won)	4,798

(1) Prepared in accordance with International Financial Reporting Standards as adopted in Korea (2) Opinion of independent auditors: Unqualified

< Approval of Cash Dividends> (in Won, except for percentages)

Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	1,050
			Interim Dividends	2,490
	Total Cash Dividend			765,617,025,070
	Market Dividend Rate (%) (including interim dividend)		Common Stock	7.1
			Preferred Stock	—

2.	Amendments to the Articles of Incorporation : Approved as originally submitted

Current	Proposed Amendment	Remarks

Article 10-2. Base Date for Calculation of Dividends for New Shares

When the Company issues new shares by paid-in capital increase, non-paid-in capital increase or stock dividend, with respect to the distribution of dividends on the new shares, the new shares shall be deemed to have been issued at the end of the fiscal year immediately preceding the fiscal year in which the new shares are issued (established on March 15, 1996).

Article 10-2. Equal Dividend

The Company shall distribute dividends equally with respect to all shares of the same class that have been issued (including those converted into such shares) as of the record date, regardless of their issuance dates (amended on March 26, 2024).

To delete the provision which deems the end of the fiscal year as the record date for the distribution of dividends and to align this Article with the model articles of incorporation published by the Korea Listed Companies Association.

Article 15. Issuance of Convertible Bonds

(Text omitted)

(5) With respect to the distribution of dividends or interest on the shares issued upon conversion of the convertible bonds described in Paragraph (1), the convertible bonds shall be deemed to have been converted into shares at the end of the fiscal year immediately preceding the fiscal year in which the relevant conversion rights are exercised (amended on March 15, 1996).

Article 15. Issuance of Convertible Bonds

(Text omitted)

(5) With respect to the shares issued upon conversion of the convertible bonds described in Paragraph (1), the Company shall pay interest only on the amount that has become due and payable before the conversion (amended on March 26, 2024).

To revise this Article in accordance with the amendment to Article 10-2 and to align this Article with the model articles of incorporation published by the Korea Listed Companies Association relating to the distribution of interest on shares issued upon conversion of convertible bonds.

Article 16. Issuance of Bonds with Warrants

(Text omitted)

(5) With respect to the distribution of dividends or interest of Shareholders who exercise the preemptive rights described in Paragraph (1), shares shall be deemed to have been issued at the end of the fiscal year immediately preceding the fiscal year in which the subscription price therefor are fully paid (amended on March 15, 1996).

	Article 16. Issuance of Bonds with Warrants (Text omitted) (5) (deleted on March 26, 2024)	To revise this Article in accordance with the amendments to Article 10-2.

Article 44. Convening of the Board of Directors’ Meeting

(Text omitted)

(3) In convening a Meeting of the Board of Directors, a notice thereof setting forth agenda of the Meeting shall be given to each Director two (2) days prior to the date of the Meeting (amended on March 8, 2002).

Article 44. Convening of the Board of Directors’ Meeting

(Text omitted)

(3) In convening a Meeting of the Board of Directors, a notice thereof setting forth agenda of the Meeting shall be given to each Director at least seven (7) days prior to the date of the Meeting; provided that in the cases of urgent matters, notice can be given until the day prior to the date of the Meeting (amended on March 26, 2024).

To change the requisite period for convening a Board meeting from two to seven days (one day in the cases of urgent matters).

Article 54. Dividends

(Text omitted)

(3) Dividends under Paragraph (1) shall be paid to the Shareholders or pledgees who are registered in the Register of Shareholders as of the end of each fiscal year (established on August 14, 1989).

(Text omitted)

Article 54. Dividends

(Text omitted)

(3) The Company may set the record date for the Shareholders or pledgees who are entitled to dividends under Paragraph (1) by a resolution of the Board of Directors, and once a record date has been set, it must be announced two (2) weeks prior to the record date (amended on March 26, 2024).

(Text omitted)

To establish the basis for setting the record date for the distribution of dividends to fall on a date following the date of resolution by the Board to distribute dividends in order to enhance the level of dividend predictability for Shareholders and to align this Article with the model articles of incorporation published by the Korea Listed Companies Association relating to the distribution of dividends.

<Newly established>

Addendum No. 33 (as of March 26, 2024)

Article 1. Date of Effectiveness

These Articles of Incorporation shall take effect as of March 26, 2024. However, the amended provisions of Article 54 shall take effect from the dividend distribution for the fiscal year ending in 2024 (41st fiscal period).

To set forth the date of effectiveness.

3.	Appointment of Directors

3-1.	Appointment of an Executive Director (Ryu, Young Sang): Approved as originally submitted

3-2.	Appointment of an Executive Director (Kim, Yang Seob): Approved as originally submitted

3-3.	Appointment of a Non-executive Director (Lee, Sung Hyung): Approved as originally submitted

3-4.	Appointment of an Independent Non-executive Director (Noh, Mi Kyung): Approved as originally submitted

Name	Terms	Business Experience		Remark
		Period	Contents
Ryu, Young Sang	3 years	2021 - Present 2019 - 2021 2017 - 2018 2015 - 2016 2014

Representative Director, SK Telecom

President of Mobile Network Operations Division, SK Telecom

Head of Corporate Center, SK Telecom

Executive Vice President of Business Development Group, SK Inc. C&C

Head of Business Development Office, SK Telecom

Current Director
Kim, Yang Seob	3 years	2024 - Present 2022 - 2023 2021 2018 - 2020 2016 - 2017

Head of Corporate Planning and Chief Financial Officer, SK Telecom

Head of Finance Division and Chief Financial Officer, SK Innovation

Head of Finance Division and Chief Financial Officer, SK Innovation

Head of Finance Department 2, SK Innovation

Head of Purchasing Department, SK Innovation

Newly appointed
Lee, Sung Hyung	3 years	2024 - Present 2023 2018 - 2022 2016 - 2017 2014 - 2015

President, Chief Financial Officer and Head of Finance Division, SK Inc.

President, Chief Financial Officer and Head of PM Division, SK Inc.

Head of Finance Division, SK Inc.

Head of Financial Management, SK Telecom

Head of Finance Department 1, SK Inc.

Newly appointed
Noh, Mi Kyung	3 years	2017 - Present 2010 - 2017 2009 - 2010	Regional Head of Credit Risk Review, Asia Pacific Risk, HSBC Hong Kong Executive Vice President and Chief Risk Officer, HSBC Seoul Executive Vice President and Deputy Chief Risk Officer, HSBC Seoul	Newly appointed

4.	Appointment of a Member of the Audit Committee (Noh, Mi Kyung) : Approved as originally submitted

Name	Terms	Business Experience		Remark
		Period	Contents
Noh, Mi Kyung	3 years	2017 - Present 2010 - 2017 2009 - 2010	Regional Head of Credit Risk Review, Asia Pacific Risk, HSBC Hong Kong Executive Vice President and Chief Risk Officer, HSBC Seoul Executive Vice President and Deputy Chief Risk Officer, HSBC Seoul	Newly appointed

5.	Approval of the Ceiling Amount of Remuneration for Directors : Approved as originally submitted

A.	Number of Directors and Total Amount or Maximum Authorized Amount of Remuneration for Directors

	Fiscal year 2024	Fiscal year 2023
Number of directors	9*	8
Number of independent non-executive directors	5	5
Total amount of remuneration paid to directors	—	Won 4,138,735,160
Total amount or maximum authorized amount of remuneration for directors	Won 10,000,000,000	Won 12,000,000,000

*

The number of the Company’s directors as of the date of this report is eight (including five independent non-executive directors). If the agenda item of the appointment of directors above is duly approved at this year’s annual general meeting of shareholders, the number of the Company’s directors will increase to nine (including five independent non-executive directors). The total amount or maximum authorized amount of remuneration for directors has been calculated based on a maximum of nine directors (including five independent non-executive directors).

6	Amendments to the Remuneration Policy for Executive Officers : Approved as originally submitted

Current	Proposed Amendment
Article 4 (Severance Payment) (Text omitted) <Newly established>

Article 4 (Severance Payment)

(Text omitted)

(6) The amount exceeding the statutory amount of severance payment shall be deemed to be paid to an executive officer in exchange for such executive’s compliance with non-compete obligations to the Company. In case of any violation of such obligation, the executive shall return to the Company as penalty the amount exceeding the statutory amount, and the Company may separately seek damages (amended on April 1, 2024).

Article 6 (Calculation of Length of Service) (Text omitted) <Newly established>

Article 6 (Calculation of Length of Service)

(Text omitted)

(5) Notwithstanding the provisions of paragraph (1), when calculating the amount of severance payment for an executive officer whose position changed from executive vice president to president, the amount shall be calculated separately for each period the executive served as executive vice president and as president. When calculating the amount of severance payment for the executive’s service as executive vice president, the day before the change in position to president shall be considered as the time of retirement as executive vice president and the applicable monthly compensation and payment ratio as of such date shall be applied. However, such amount shall be paid at the time of the executive’s retirement as president (amended on April 1, 2024).

Article 9 (Basic Wage)

When calculating the severance payment for an executive officer, the basic wage shall be the monthly remuneration amount for the month in which the event triggering severance payment occurs (amended on March 16, 2001).

Article 9 (Basic Wage)

When calculating the amount of severance payment for an executive officer, the basic wage shall be the monthly compensation amount for the month in which the date of severance payment occurs; provided that paragraph (5) of Article 6 shall apply for an executive officer whose position changed from executive vice president to president (amended on April 1, 2024).

<Newly established>

Addendum

Article 1 (Date of Effectiveness) This regulation shall take effect as of April 1, 2024.

Article 2 (Transition) Notwithstanding the amendments to paragraph (5) of Article 6, for an executive officer whose position changed from executive vice president to president prior to the effective date of this regulation, the monthly compensation amount for 2024 shall apply when calculating the amount of severance payment of such executive’s service as executive vice president.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: March 27, 2024